

30 April 2025

HALEON

SENSODYNE parodontax Centrum Caltrate THERAFLU Voltaren Panadol ENO

2025 Q1 Trading Statement[1]

Three months ended 31 March 2025 (unaudited)

	Q1 2025[1]		
Three months ended 31 March	**Reported revenue (£m)**	**Organic revenue growth[2]**	**Reported revenue growth**
Haleon	**2,853**	**3.5%**	**(2.3)%**
Geographical segment			
North America	980	1.0%	(1.6)%
EMEA and LatAm	1,188	5.0%	(4.3)%
APAC	685	4.2%	0.4%
Product category			
Oral Health	880	6.6%	3.0%
VMS	416	0.9%	(1.4)%
Pain Relief	661	2.6%	(0.2)%
Respiratory Health	465	1.7%	(1.1)%
Digestive Health and Other	431	3.0%	(15.7)%

Q1 organic growth across all categories and regions demonstrating strength of portfolio

- Q1 organic revenue growth[2] +3.5% with price +2.4% and volume/mix +1.1%; reported (2.3)%
- Innovation delivering sustainable growth with successful launches from the roll out of Clinical platform for *Sensodyne* and also good innovation across both *parodontax* and *Polident/Poligrip.* Continued strength with *Otrivin Nasal Mist* driving both penetration and market share gains
- Emerging markets revenue up +6.5% organically led by strong performance in India

Disciplined capital allocation underpinning attractive shareholder returns

- c.£170m shares purchased and cancelled in connection with Pfizer's share offering in March
- Further c.£330m to be returned through announced on market share buyback programme to complete £500m allocated to share buybacks for 2025
- Announced agreement to acquire remaining 12% stake in China OTC JV for c.£0.2bn. As a result, Haleon will own 100% of its China OTC business, subject to customary closing conditions

Re-iterating FY 2025 guidance

- Organic revenue growth expected to be 4-6%
- Organic operating profit growth expected to be ahead of organic revenue growth

Brian McNamara, Chief Executive Officer, said:

"First quarter trading performance was in line with our expectations. All regions and categories delivered positive organic revenue growth reflecting the strength and geographic balance of our portfolio, supported by strong innovation and in-market execution.

We continue to deliver against our capital allocation priorities, buying back c.£170m shares as part of Pfizer's final share disposal and also announcing an agreement to acquire full ownership of our China OTC JV which strengthens our position in a key strategic market.

Looking ahead, we continue to expect the macroeconomic environment to remain both challenging and uncertain. However, we are confident that we are well positioned to deliver on our 2025 guidance underpinned by the strength of our portfolio and the categories in which we operate."



2025 Outlook

For FY 2025, the Company continues to expect:

- Organic revenue growth to be 4-6%
- Organic operating profit growth to be ahead of organic revenue growth
    - Organic revenue growth and organic operating profit growth are expected to be weighted towards the second half of the year
- The net impact of M&A[3] to dilute FY 2025 revenue and adjusted operating profit by c.2.0% and c.5.5% respectively. This includes the disposals of *ChapStick* and Haleon's NRT business outside the US
- Net interest c.£270m; adj. effective tax rate c.24%; non-controlling interest charge c.£15m

Foreign exchange

At FY 24 results, the Company provided an estimate of the impact from translational foreign exchange based on Bloomberg consensus rates averaged over 2025. As of 31 March 2025, Bloomberg consensus indicates a foreign exchange headwind of c.2% and c.3% to net revenue and adjusted operating profit respectively.

Notes and forward looking statements

1. All numbers within this release are unaudited and are organic unless referenced otherwise. The commentary in this announcement contains forward looking statements and should be read in conjunction with the cautionary note in the Appendix
2. Reported revenue is calculated at the average rate for the period. Organic revenue growth is calculated at constant currency and excludes the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure of production sites. The difference between reported and organic revenue growth is predominantly due to adjustment to recalculate the reported results as if they had been generated at prior year exchange rates. Organic revenue growth and organic operating profit growth are non-IFRS measures; definitions and calculations of organic revenue growth can be found in the Appendix
3. Net M&A includes the disposal of *ChapStick* and the Nicotine Replacement Therapy business outside the US, and the impact of MSAs



Presentation for analysts and shareholders

A short presentation followed by Q&A will be hosted by Dawn Allen, Chief Financial Officer at 8:30am BST (9:30am CEST) on 30 April 2025, which can be accessed at www.haleon.com/investors/.

For analysts and shareholders wishing to ask questions on the Q&A call, please use the dial-in details below which will have a Q&A facility:

UK:	+44 800 358 1035
US:	+1 855 979 6654
All other:	+44 203 936 2999
Passcode:	181477

An archived webcast of the presentation will be available later on the day of the results and can be accessed at www.haleon.com/investors.

Financial timetable

Capital Markets Day (London)	1 May 2025
DRIP election deadline	15 May 2025
2025 Annual General Meeting	28 May 2025
Final dividend payment date	5 June 2025
HY 2025 Results	31 July 2025
Q3 2025 Trading Statement	30 October 2025

Enquiries

Investors		**Media**	
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Emma White	+44 7823 523562		

Email: investor-relations@haleon.com   Email: corporate.media@haleon.com

About Haleon plc

Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health and Digestive Health and Other. Its longstanding brands - such as *Advil*, *Sensodyne*, *Panadol*, *Voltaren*, *Theraflu*, *Otrivin*, *Polident*, *parodontax* and *Centrum* - are built on trusted science, innovation and deep human understanding.

For more information please visit www.haleon.com



Regional review

Performance by geographical segment for the three months ended 31 March:

	Revenue (£m)		Revenue change (%)					
	2025	2024	Organic[1]	Price[1]	Vol/Mix[1]	FX impact	Net M&A impact	Reported[1]
North America	980	996	1.0%	(0.8)%	1.8%	(0.3)%	(2.3)%	(1.6)%
EMEA and LatAm	1,188	1,241	5.0%	5.6%	(0.6)%	(5.3)%	(4.0)%	(4.3)%
APAC	685	682	4.2%	1.5%	2.7%	(2.1)%	(1.7)%	0.4%
Group	**2,853**	**2,919**	**3.5%**	**2.4%**	**1.1%**	**(2.9)%**	**(2.9)%**	**(2.3)%**

1. Reported revenue is calculated at the average rate for the period. Organic revenue growth is calculated at constant currency and excludes the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure of production sites. The difference between reported and organic revenue growth is predominantly due to adjustment to recalculate the reported results as if they had been generated at prior year exchange rates. Price and volume/mix are components of organic revenue growth. Definitions and calculations of non-IFRS measures can be found in the Appendix.

All commentary below refers to organic revenue growth unless otherwise stated.

Key category performance was as follows:

North America
● Organic revenue growth in North America was +1.0%, with (0.8)% price and +1.8% volume/mix
● The decline in pricing largely reflected promotional activity during the quarter
● Oral Health grew low-single digit, with *Sensodyne* up low-single digit primarily reflecting timing of shipments. Consumption of *Sensodyne* grew mid-single digit, outperforming the market underpinned by a number of innovation launches including *Sensodyne Clinical White* and *Sensodyne Pronamel Clinical Enamel Strength*. Denture Care declined mid-single digit due to price pack architecture and innovation launch phasing which is expected to reverse in Q2. VMS declined double-digit with *Centrum* down double-digit reflecting a combination of a tough comparative from the publication of positive cognitive function claims on *Centrum Silver* which led to a strong double-digit increase in revenue in Q1 24*,* weak market conditions for the multivitamin category and increased promotions amongst competitors. Pain Relief grew mid-single digit underpinned by good growth in *Advil* helped by retailer stocking patterns. Respiratory Health grew double-digit aided by elevated incidences of cold and flu towards the end of the quarter. Digestive Health and Other revenue was relatively flat, with strength in *Tums* offset by a decline in *Nexium.* Smokers Health declined mid-single digit resulting from weaker market conditions.

Europe, Middle East & Africa (EMEA) and Latin America (LatAm)
● Organic revenue growth in EMEA and LatAm was +5.0% with +5.6% price and (0.6)% volume/mix
● Price was up c.4% in Europe and c.8% in Middle East & Africa, and Latin America. The decline in volume/mix was driven by a high-single digit volume/mix decline in Respiratory Health from a soft cold and flu season. Excluding this impact, volume/mix would have grown c.1% for the region.
● High-single digit growth in Oral Health was driven by high-single digit growth across *Sensodyne* and *parodontax,* and double-digit growth in Denture Care which had strong balanced growth across price and volume, supported by successful in-market execution of new innovations including *Ultimate All in One*. VMS grew high-single digit with mid-single digit growth in *Centrum* and a strong performance across Local Brands. In Pain Relief, revenue was up low-single digit reflecting low single digit growth in *Voltaren* and a slight decline across *Panadol* driven by retailer stocking patterns in Middle East & Africa. Respiratory Health declined mid-single digit with a weak cold and flu season partly offset by low single digit growth in *Otrivin* underpinned by ongoing success of the roll-out of *Otrivin Nasal Mist.* Digestive Health and Other grew high-single digit with Digestive Health up high-single digit driven by a strong performance of *ENO* in Brazil. Skin Health was up high-single digit from a strong mosquito season benefiting *Fenistil*.
● Geographically, Central & Eastern Europe was up high-single digit. Latin America, Southern Europe, Germany and Middle East and Africa all grew mid-single digit. Northern Europe was up low-single digit.



Asia-Pacific (APAC)
- Organic revenue growth in APAC was +4.2%, with +1.5% price and +2.7% volume/mix.
- Oral Health grew high-single digit, with *Sensodyne* up high-single digit, underpinned by innovation and strong in-market execution particularly in India and China. *parodontax* was up double-digit, driven by the launch of *parodontax* in China, which has seen strong consumer uptake. VMS grew mid-single digit with high-single digit growth in *Caltrate* and mid-single digit growth in *Centrum*. Pain Relief was up low-single digit with mid-single digit growth in *Voltaren.* During the quarter, *Voltaren 2%* was launched in China targeting older consumers offering double care for joints: anti-inflammation and long-lasting pain relief. *Panadol* grew low-single digit. Respiratory Health declined mid-single digit reflecting a softer cold and flu season. Digestive Health and Other grew mid-single digit, with high-single digit growth in Digestive Health and mid-single digit growth in Skin Health.
- Geographically, India grew high-single digit. North Asia, South East Asia & Taiwan, China and Australia/New Zealand were all up mid-single digit.

Category review

Revenue by product category for the three months ended 31 March:

	Revenue (£m)		Revenue change (%)			
	2025	**2024**	**Organic[1]**	**FX impact**	**Net M&A impact**	**Reported[1]**
Oral Health	880	854	6.6%	(3.6)%	–	3.0%
VMS	416	422	0.9%	(2.3)%	–	(1.4)%
Pain Relief	661	662	2.6%	(2.8)%	–	(0.2)%
Respiratory Health	465	470	1.7%	(2.8)%	–	(1.1)%
Digestive Health and Other	431	511	3.0%	(2.4)%	(16.3)%	(15.7)%
Group revenue	**2,853**	**2,919**	**3.5%**	**(2.9)%**	**(2.9)%**	**(2.3)%**

1. Reported revenue is calculated at the average rate for the period. Organic revenue growth is calculated at constant currency and excludes the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure of production sites. The difference between reported and organic revenue growth is predominantly due to adjustment to recalculate the reported results as if they had been generated at prior year exchange rates. Definitions and calculations of non-IFRS measures can be found in the Appendix.

All commentary below refers to organic revenue growth unless otherwise stated.

Key category performance was as follows:

Oral Health
Organic revenue grew +6.6% with *Sensodyne* growing mid-single digit, supported by the roll out of the *Sensodyne Clinical* platform. *parodontax* grew double-digit, helped by strong consumer uptake following the launch of the brand in China. *Denture Care* grew mid-single digit underpinned by the launch of *Ultimate All in One* across Southern and Central Eastern Europe.

VMS
Organic revenue was +0.9%, with *Centrum* down mid-single digit reflecting a double-digit decline in North America partially offset by mid-single digit growth outside of this region. *Emergen-C* grew mid-single digit, benefitting from elevated incidences of cold and flu in US towards the end of the quarter. Mid-single digit growth in *Caltrate* was supported by in-market execution and new innovation launches including *Caltrate Joint.*

Pain Relief
Organic revenue grew +2.6% with *Advil* and *Voltaren* growing mid-single digit. *Panadol* grew low-single digit. During the quarter, *Panadol* launched in Brazil under the *Sonridor* brand aimed at driving penetration with lower-income consumers.



Respiratory Health

Organic revenue growth of +1.7% was underpinned by strength in North America following elevated incidences of cold and flu during the quarter. Outside of North America, revenues declined mid-single digit given a weaker cold and flu season.

Digestive Health and Other

Organic revenue growth of +3.0% included Digestive Health up low-single digit underpinned by innovation in *Benefiber, ENO* and *Tums.* Smokers Health declined mid-single digit. Skin Health grew mid-single digit with strength in *Fenistil* and *Bactroban*. Reported revenue declined 15.7%, reflecting the divestments of *ChapStick* and the Nicotine Replacement Business outside the US.

Appendix
Cautionary note regarding forward-looking statements

This document contains certain statements that are, or may be deemed to be, "forward-looking statements" (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements give Haleon's current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon's actual results may differ materially from what is expressed or implied by such forward-looking statements. Forward-looking statements sometimes use words such as "expects", "anticipates", "believes", "targets", "plans", "intends", "aims", "projects", "indicates", "may", "might", "will", "should", "potential", "could" and words of similar meaning (or the negative thereof). All statements, other than statements of historical facts, included in this presentation are forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to future actions, prospective products or product approvals, delivery on strategic initiatives (including but not limited to acquisitions and dispositions, realisations of efficiencies and responsible business goals), future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this document. These forward-looking statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon's control or precise estimate. Such risks, uncertainties and other factors that could cause Haleon's actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to, those discussed under "Risk Factors" on pages 193 to 201 in Haleon's Annual Report and Form 20-F 2024. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Subject to our obligations under English and US law in relation to disclosure and ongoing information (including under the Market Abuse Regulations, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult any additional disclosures that Haleon may make in any documents which it publishes and/or files with the SEC and take note of these disclosures, wherever you are located.

No statement in this document is or is intended to be a profit forecast or profit estimate.

Q1 2025 Trading Statement
Three months ended 31 March 2025



Use of non-IFRS measures (unaudited)

We use certain alternative performance measures to make financial, operating, and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance. These measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

Constant currency

The Group's reporting currency is Pounds Sterling, but the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the change in results from one year to the next, the Group discusses its results both on an "as reported basis" or using actual exchange rates (AER) (local currency results translated into Pounds Sterling at the prevailing foreign exchange rate) and using constant currency exchange rates (CER). To calculate results on a constant currency basis, prior year average exchange rates are used to restate current year comparatives except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into Pound Sterling using the prior year closing exchange rate. The principal currencies and relevant exchange rates in the key markets where the Group operates are shown below.

| | Three months ended 31 March | |
	2025	**2024**
Average rates:		
US$/£	1.26	1.27
Euro/£	1.20	1.16
CNY/£	9.18	9.10

Organic revenue growth and organic operating profit growth

Our organic measures take our adjusted results and further exclude the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure of brands or production sites, and the impact of foreign currency exchange movements. Additionally, our organic growth measures cap the pricing benefit in excess of 26% per annum for countries experiencing hyperinflation. Inflation of 26% per year or more compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. For Haleon, this applies to Argentina and Turkey. Corresponding adjustments have been made to all income statement related lines when calculating organic growth changes.

The Group believes discussing organic revenue growth and organic operating profit growth contributes to the understanding of the Group's performance and trends because it allows for a year-on-year comparison of revenue and operating profit in a meaningful and consistent manner.

Organic measures are calculated period to period as follows, using prior year exchange rates to restate current year comparatives except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into Pound Sterling using the prior year closing exchange rate.

– Current year organic measures exclude revenue and operating profit from brands or businesses acquired in the current accounting period.

– Current year organic measures exclude revenue and operating profit attributable to brands or businesses acquired in the prior year from 1 January to the date of completion of the acquisition.

– Prior year organic measures exclude revenue and operating profit in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period.



– Prior year organic measures exclude revenue and operating profit in respect of brands or businesses divested or closed in the previous accounting period in full.

– Prior year and current year organic measures exclude revenue and operating profit attributable to MSAs relating to divestments and closure of production sites taking place in either the current or prior year, each an Organic Adjustment. These adjustments are made because these agreements are transitional in nature and, with respect to production site closures, include a ramp-down period in which revenue attributable to MSAs gradually reduces several months before the production site closes.

To calculate organic revenue growth for the period, organic revenue for the prior year is subtracted from organic revenue in the current year and divided by organic revenue in the prior year.

Organic revenue growth by individual geographical segment is further discussed by price and volume/mix changes, which are defined as follows:

– **Price**: Defined as the variation in revenue attributable to changes in prices during the period. Price excludes the impact to organic revenue growth due to (i) the volume of products sold during the period and (ii) the composition of products sold during the period. Price is calculated as current year net price minus prior year net price multiplied by current year volume. Net price is the sales price, after deduction of any trade, cash or volume discounts that can be reliably estimated at point of sale. Value added tax and other sales taxes are excluded from the net price. In determining changes in price, we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained above.

– **Volume/Mix**: Defined as the variation in revenue attributable to changes in volumes and composition of products sold in the period.

The following tables reconcile reported revenue growth to organic revenue growth for the periods presented.

	Geographical Segments			
Three months ended 31 March 2025 vs 2024 (%)	**North America**	**EMEA and LatAm**	**APAC**	**Total**
Revenue growth	**(1.6)**	**(4.3)**	**0.4**	**(2.3)**
Organic adjustments	2.3	4.0	1.7	2.9
Effect of exchange rates	0.3	5.3	2.1	2.9
Organic revenue growth[1]	**1.0**	**5.0**	**4.2**	**3.5**
Price	(0.8)	5.6	1.5	2.4
Volume/Mix	1.8	(0.6)	2.7	1.1

[1] Excludes c.0.4% of price growth due to hyperinflation for the Group.

	Geographical Segments			
Three months ended 31 March 2024 vs 2023 (%)	**North America**	**EMEA and LatAm**	**APAC**	**Total**
Revenue growth	**(7.1)**	**3.6**	**(4.7)**	**(2.2)**
Organic adjustments	0.2	1.0	0.6	0.6
Effect of exchange rates	3.6	4.0	7.4	4.6
Organic revenue growth[1]	**(3.3)**	**8.6**	**3.3**	**3.0**
Price	4.5	7.5	1.7	5.0
Volume/Mix	(7.8)	1.1	1.6	(2.0)

[1] Excludes c.2% of price growth due to hyperinflation for the Group.

Q1 2025 Trading Statement
Three months ended 31 March 2025



	Product Categories					
Three months ended 31 March 2025 vs 2024 (%)	**Oral Health**	**VMS**	**Pain Relief**	**Respiratory Health**	**Digestive Health and Other**	**Total**
Revenue growth	**3.0**	**(1.4)**	**(0.2)**	**(1.1)**	**(15.7)**	**(2.3)**
Organic adjustments	—	—	—	—	16.3	2.9
Effect of exchange rates	3.6	2.3	2.8	2.8	2.4	2.9
Organic revenue growth[1]	**6.6**	**0.9**	**2.6**	**1.7**	**3.0**	**3.5**

[1] Excludes c.0.4% of price growth due to hyperinflation for the Group.

	Product Categories					
Three months ended 31 March 2024 vs 2023 (%)	**Oral Health**	**VMS**	**Pain Relief**	**Respiratory Health**	**Digestive Health and Other**	**Total**
Revenue growth	**5.3**	**4.2**	**(8.6)**	**(7.8)**	**(4.7)**	**(2.2)**
Organic adjustments	—	—	—	—	3.2	0.6
Effect of exchange rates	5.3	5.7	3.8	5.1	3.9	4.6
Organic revenue growth[1]	**10.6**	**9.9**	**(4.8)**	**(2.7)**	**2.4**	**3.0**

[1] Excludes c.2% of price growth due to hyperinflation for the Group.